June 10, 2005


Mail Stop 4561

Byron Webb
President
Webb Mortgage Depot, Inc.
155 Wilson Lake Road
Mooresville, NC  28117

Re:	Item 4.02 Form 8-K
	Filed 5/27/05
      File No.

Dear Mr. Webb:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.
1. Please advise us whether this filing is being submitted under Item
4.02(a) or 4.02(b) of Form 8-K. It appears that the determination of non-reliance on previously issued financial statements was made by your auditors during the course of their re-audit of your 2003 financial statements, and should therefore be filed as an Item 4.02(b) Form 8-K.
2. Please amend your report to include disclosure of the date of your conclusion of non-reliance on previously issued financial statements, or if notified by your independent auditor, the date on which you were advised that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review.
3. Item 4.02(c) of Form 8-K requires you to request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b). Please amend your previously filed Form 8-K by filing your independent accountant`s letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.
4. We note that in the 10-KSB filed on May 13, 2005 management has concluded that the Company`s disclosure controls and procedures are effective and no significant deficiencies or material weaknesses have been identified. Please advise us how you considered the adequacy of this disclosure in light of the material errors you have disclosed.

	You should file an amendment in response to these comments on or before June 17, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3429.


							Sincerely,



							Kristina Beshears
							Staff Accountant
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Webb Mortgage Depot, Inc.
June 10, 2005
Page 1